UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Meruelo Maddux Properties, Inc.
(Name of Issuer)
COMMON STOCK ($0.01 PAR VALUE PER SHARE)
(Title of Class of Securities)
590473104
(CUSIP Number)
Stephen S. Taylor, Jr.
c/o Taylor Asset Management, Inc.
714 S. Dearborn St. 2nd Floor
Chicago, IL 60605
Phone # (310) 704-1290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	590473104

1	NAMES OF REPORTING PERSONS Taylor Asset Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		12,343,687 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,343,687 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,343,687 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
(1) Mr. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

CUSIP No.	590473104

1	NAMES OF REPORTING PERSONS Stephen S. Taylor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		12,343,687 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,343,687 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,343,687 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of 2,872,975 shares owned by Stephen S. Taylor’s Roth IRA; 379,801 shares owned by Mr. Taylor individually; and 9,089,911 owned by Taylor International Fund, Ltd. Mr. Taylor is the President of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd. The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

AMENDMENT NO. 1
SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Meruelo Maddux Properties, Inc. a Delaware Corporation (the “Issuer”). This Amendment amends and supplements the Items set forth below of the Schedule 13D previously filed by the reporting persons named above with the Securities and Exchange Commission on April 24, 2009 and June 4, 2009 (collectively, the “Schedule”). Certain information in the Schedule which has not changed since the filings thereof on April 24, 2009 and June 4, 2009 is not restated herein.
Item 3. Source and Amount of Funds or Other Consideration.
Mr. Taylor acquired 1,798,897 shares of the Issuer for total consideration of $468,747.57. The source of the funds was his personal resources. Taylor Asset Management, Inc. (“TAM”) acquired for Taylor International Fund, Ltd. (“TIF”) 1,729,428 shares of the Issuer for total consideration of $335,151.85. The source of the funds was from Mr. Taylor and other investors not named herein.
Item 4. Purpose of Transaction.
The reporting persons have purchased shares of the issuer to obtain long term capital appreciation.
MR. TAYLOR AND TAM ARE PLEASED WITH THE COMPANY’S PROGRESS TO DATE IN RESTRUCTING ITS OBLIGATIONS. WE CONTINUE TO BELIEVE THAT THE COMPANY’S ASSETS FAR EXCEED ITS LIABILITIES. MR. TAYLOR AND TAM BELIEVE THAT IT IS LIKELY THAT THE COMPANY MAY EMERGE FROM BANKRUPTCY PROCEEDINGS WITH SUBSTANTIAL EQUITY VALUE IN TACT. WE FURTHER BELIEVE THE COMMON STOCK OF THE ISSUER REMAINS SUBSTANTIALLY UNDERVALUED.
FROM TIME TO TIME, MR. TAYLOR AND TAM MAY HAVE DISCUSSIONS WITH MEMBERS OF
MANAGEMENT, OTHER SHAREHOLDERS, AND MAY PRESENT VARIOUS PROPOSALS AND CONCEPTS REGARDING CORPORATE STRATEGY, FINANCIAL ALTERNATIVES, AND METHODS TO INCREASE SHAREHOLDER VALUE.
Mr. Taylor and TAM may, from time to time, purchase additional shares of the Issuer or sell shares of the Issuer depending on various factors including market price and availability of shares. Subject to the foregoing and the last sentence under this Item, Mr. Taylor and TAM state that they purchased shares of the Issuer for investment.
Mr. Taylor has no current, definitive plans or proposals which relate to or which would result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
(j) Any action similar to any of those enumerated above.
Mr. Taylor and TAM continue to strongly support the current management team. Mr. Taylor and TAM will continue to have discussions with management, other shareholders, and interested parties.

Item 5. Interest in Securities of the Issuer.
(a) Mr. Taylor has direct beneficial ownership of 2,872,975 shares of the Issuer, of which 379,801 shares are held in an individual retirement account for his benefit. TIF has direct beneficial ownership of 9,089,911 shares of the Issuer. Mr. Taylor serves as the President of TAM, which is the Investment Manager of TIF. Accordingly, Mr. Taylor may be deemed to own beneficially a total of 12,343,687 shares of the Issuer constituting 14.05% of the Issuer’s shares of common stock outstanding as of April 29, 2009.
(b) Mr. Taylor has the sole power to vote and to dispose or direct the disposition of 12,343,687 shares of the Issuer’s common stock.
(c) Mr. Taylor has made the following purchases of the Issuer’s common stock on the open market since February 11, 2009:

Name	Date	Number of Shares	Price per Share

IRA Stephen Taylor	4/21/2009	115,000	.0605
IRA Stephen Taylor	4/08/2009	159,176	.0659
IRA Stephen Taylor	3/31/2009	100,000	.1034
IRA Stephen Taylor	3/27/2009	2,200	.0650
IRA Stephen Taylor	3/19/2009	44,162	.0628
IRA Stephen Taylor	3/17/2009	14,000	.0623
IRA Stephen Taylor	3/12/2009	190,000	.0744
IRA Stephen Taylor	4/30/2009	270,940	.1266
IRA Stephen Taylor	4/29/2009	15,000	.097
IRA Stephen Taylor	4/22/2009	200,000	.0589
IRA Stephen Taylor	5/01/09	250,000	.184
IRA Stephen Taylor	5/08/2009	13,600	.1924
IRA Stephen Taylor	5/14/2009	50,000	.1613
IRA Stephen Taylor	5/27/2009	185,297	.1757
IRA Stephen Taylor	5/28/2009	150,000	.1758
IRA Stephen Taylor	6/09/2009	100,000	.4459
IRA Stephen Taylor	6/25/2009	300,000	.27292
IRA Stephen Taylor	6/26/2009	150,000	.31667
IRA Stephen Taylor	6/30/2009	100,000	.32883
IRA Stephen Taylor	7/27/2009	100,000	.2800
IRA Stephen Taylor	7/31/2009	100,000	.2800
IRA Stephen Taylor	8/12/2009	200,000	.3300
Stephen Taylor	8/12/2009	100,000	.3300
TAM	4/29/2009	200,000	.1290
TAM	4/30/2009	305,000	.1187
TAM	5/4/2009	102,500	.1671
TAM	5/6/2009	99,403	.1894
TAM	5/8/2009	33,300	.19
TAM	5/15/2009	25,000	.157
TAM	6/03/2009	442,000	.1900
TAM	8/05/2009	380,000	.2634
TAM	8/10/2009	151,680	.2700
TAM	8/11/2009	250,000	.2800
TAM	8/13/2009	100,000	.3200
TAM	8/14/2009	27,500	.2955
TAM	4/28/2009	500,000	.0827
TAM	4/28/2009	71,928	.055
TAM	4/24/2009	500,000	.072
TAM	4/23/2009	500,000	.055
TAM	4/08/2009	50,000	.05
(d) N/A
(e) N/A
Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated as of September 1, 2009.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2009

TAYLOR INTERNATIONAL FUND, LTD.
By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, President

STEPHEN S. TAYLOR

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

Exhibit Index

Exhibit
No.	Description

Exhibit A	Joint Filing Agreement dated as of September 1, 2009.